15048110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 67456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RSG Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7499 West Atlantic Avenue, Suite 208
(No. and Street)

Delray Beach (City) FL (State) 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie E. Doornbos (212) 380-1864 x718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/9/15

ty 3/10/15

OATH OR AFFIRMATION

I, Tracie E. Doornbos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RSG Capital Corp., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial & Operations Principal
Title

Notary Public

LYNN M ATZENI
Notary Public
State of New Jersey
My Commission Expires Jun 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSG CAPITAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2014

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
RSG Capital Corp.

We have audited the accompanying statement of financial condition of RSG Capital Corp. as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of RSG Capital Corp. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSG Capital Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of RSG Capital Corp. financial statements. The information contained in Schedules I, II and III are the responsibility of RSG Capital Corp. management. Our audit procedures included determining whether Schedules I, II and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether Schedules I, II and III, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 28, 2015

RSG CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	54,514
Prepaid Expenses		1,931
Deposits with clearing broker		12,968
Property & Equipment Net of Accumulated Depreciation of $706		2,472
	$	71,885

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Clearance Account	$	5,885
Accounts payable and accrued liabilities		17,080
		22,965
Stockholders' equity:		
Common stock, $1 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		14,470
Retained earnings		34,350
		48,920
	$	71,885

The accompanying notes are an integral part of these financial statements.

RSG CAPITAL CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 733,657
Other income	3,660
Total revenues	737,317
Expenses:	
Clearing fees	31,448
Commission expense	440,700
Occupancy	44,135
Professional fees	42,740
Other operating expenses	165,214
Total expenses	724,237
Net income	$ 13,080

The accompanying notes are an integral part of these financial statements.

RSG CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock		pre-2013 Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2014	100	$ 100	$ 14,470	$ 21,270	$ 35,840
Net income (loss)	-	-	-	13,080	13,080
Stockholder distributions	-	-	-	-	-
Other adjustment	-	-	-	-	-
Balances, December 31, 2014	100	$ 100	$ 14,470	$ 34,350	$ 48,920

The accompanying notes are an integral part of these financial statements

RSG CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income (loss)	$	13,080
Other adjustment		
Adjustments to reconcile net income to net cash flows from operating activities:		
(Increase) decrease in:		
Commissions receivable		994
Prepaid Expenses		44
Clearing Account		468
Clearing Deposit		2,032
Fixed Assets - Depreciation		706
Increase (decrease) in:		
Accounts payable and Accrued Liabilities		3,331
Commissions payable		(497)
Net cash provided by operating activities		20,158
Cash flows from investing activities:		
Purchases of Equipment		(3,178)
Net cash used by financing activities		(3,178)
Net decrease in cash and cash equivalents		16,980
Cash and cash equivalents at beginning of period		37,534
Cash and cash equivalents at end of period	$	54,514

The accompanying notes are an integral part of these financial statements.

RSG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 – Summary of Significant Accounting Policies

Nature of Business

RSG Capital Corp. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated on January 10, 2006 and began operations in March 2007. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The revenues of the Company are derived primarily from commission earned on the sale of investment company products and REITS.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2014, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions from investment and annuity products are recorded as earned.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company

are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2011.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company's had excess net capital of $39,475 and a net capital ratio of 51.64% to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2014, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Litigation

On July 12, 2013, a married couple ("Claimant") filed a Statement of Claim with Boca Raton, Florida office of FINRA against the company and its president. The Claimant alleges (1) exploitation of an elderly person, (2) unsuitable investments and strategy, (3) breach of regulatory requirements, (4) breach of fiduciary duty, and (5) negligence and gross negligence, and (6) violation of various industry rules, The Company and its president filed an Answer to the Statement of Claim and Affirmative Defenses, and amended their filing on November 18, 2013, In the filing (Answer), the company and its president asserted a number of defenses, including (1) the Claimants have not stated valid causes of action; (2) the Claimants have a significant history

Note 4 – Litigation (cont'd)

of investing in the market, and in particular annuities and insurance products; therefore, they were well aware of the potential risks and rewards; (3) the Claimants did not lose their principle investment (they have realized and unrealized gains); (4) some of the transactions at issue were unsolicited; (5) the annuity products were suitable, given the Claimants stated investments objectives; (6) the Company's president discussed with the Claimants the features and potential risk and benefits of each product to transactions; (7) the annuity products significantly increased the Claimants living benefits and income stream; (8) the purchase of the new life insurance products eliminated their loans against preexisting life insurance policies and increased their death benefits; (9) the Claimants misused the annuity products by taking excessive withdrawals to provide gifts to their adult children; (10) the Claimants ratified the transactions when they failed to timely object; and (11) some or all of the transactions are barred by the applicable statutes of limitation *and* or FINRA six year eligibility rule.

The Company and its president filed a Motion to partially dismiss the Statement of Claim on October 29 2013. The Claimants filed their reply on January 20, 2014. The Company and its president filed their Reply in Support of the Motions to Partially Dismiss the Statement of Claim on February 14, 2014, wherein it is asserted that partial dismissal was warranted because the Company was not involved in a number of the transactions at issue; many of the transactions are by FINRA's six year eligibility rule; many transaction are barred by Florida statute of limitation; Claimants have failed to state a cause of action for Violation of Florida Stature §825.1 03 and 772.11 because Claimants have not satisfied certain conditions precedent to maintaining actions under those statues, no private right of action exist for alleged violation of industry rules; and Claimants have failed to allege causes of action for breach of contract, common law fraud, negligent hiring, retentions, and supervision

On January 20, 2014, the Claimants filed a motion for Partial Summary Judgment as to the arbitrability claims against the Company. The Claimants contend that the Company was bound to arbitrate any disputes with them in the FINRA Arbitration forum in light of a contract, which contained arbitration provision. The Company filed a response the Motion for Partial Summary Judgment on February 14, 2014. The Claimants filed a Reply in Support of Motion for Partial Summary Judgment on February 25, 2014.

The two dispositive actions (Respondent's Partial Motion to Dismiss and Claimants Motion for Partial Summary Judgment) were set for a telephonic hearing before the Arbitration Panel on March 4, 2014. The Company vigorously defended the claim set forth in the Statement of Claim filed by the Claimants. The parties agreed to participate in a non-binding mediation on May 16, 2014. Upon the request of its insurance provider, the Company settled in the amount of $125,000 on May 16, 2014. The settlement was paid by the insurance provider on behalf of the Company. A deductible of $2,500 was recorded in Legal Fees and paid by the Company to the insurance company on August 14, 2014.

Note 5 – Related party transactions

On November 28, 2007, the Company entered into a month-to-month Expense Sharing Agreement with an affiliated company related through common ownership, for the purpose of allocating expenses between the Company and the Affiliate. The Agreement provides a formula for allocating office space rental and the expense of equipment, supplies, and related overhead costs. For the year ended December 31, 2014, the Company paid $44,135 for office space rental under the terms of the Agreement.

RSG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2015 through February , 2015, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Note 7 - Commitments

Pursuant to the clearing agreement, the Company is to pay a $2,500 minimum monthly clearing charge. Minimum future payments due the next two (2) years for all commitments of the Company are as follows:

	Non- Related Party	Related Party	Totals
2015	$ 30,000	$ 117,617	$ 147,617
2016	30,000	117,617	147,617
Totals	$ 60,000	$ 235,234	$ 295,234

Note 8 - Property & Equipment

Property and equipment are summarized by major classifications as follows:

	2014
Furniture and office equipment	$ 3,178
	3,178
Less accumulated depreciation	(706)
Net property and equipment	$ 2,472

SCHEDULE I
RSG CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2014

Computation of basic net capital requirements:

Total stockholder's equity qualified for net capital	$ 48,920
Deductions:	
Non-allowable assets:	
Prepaid Expenses	1,931
Property & Equipment	2,472
Total non-allowable assets	4,403
Other Charges and Deductions	
Charges against Net Capital: Unsecured Debits	42
Total Deductions	4,445
Net capital	44,475
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($1,531)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of required minimum	39,475

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

SCHEDULE II
RSG CAPITAL CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Aggregate indebtedness:	
Clearance Account	$ 5,885
Accounts payable and accrued liabilities	17,080
Total aggregate indebtedness	$ 22,965
Ratio of aggregate indebtedness to net capital	51.64%

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
RSG Capital Corp.

We have reviewed management's statements, included in the accompanying RSG Capital Corp. Exemption Report, in which (1) RSG Capital Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RSG Capital Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) RSG Capital Corp. stated that RSG Capital Corp. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. RSG Capital Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RSG Capital Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 28, 2015

RSG
CAPITAL CORP
7499 West Atlantic Avenue
Suite 208
Delray Beach, FL 33446
Phone: 561.499.7000
Fax: 561.499.5009

2/25/2015

Ohab And Company, P.A.
100 E Sybelia Ave.
Suite 130
Maitland, FL. 32751

To Whom It May Concern:

RSG Capital Corp. Identifies SEC Rule 15c3-3 (k)(2)(ii) under which we claim exemption from Rule 15c3-3.

We met the identified exception for the entire period June 1 through December 31, 2014.

Sincerely,

Rafael Golan.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Directors
RSG Capital Corp.
7499 West Atlantic Avenue, Suite 208
Delray Beach, FL 33446-1394

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by RSG Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating RSG Capital Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RSG Capital Corp.'s management is responsible for the RSG Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 28, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RSG Capital Corp.
7499 West Atlantic Ave.
Suite 206
Delray Beach, FL 33446
SEC No 8-67456
December Fiscal Year month end

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tracie Doornbos, (212) 380-1864 ext 718

2. A.	General Assessment (item 2e from page 2)	$0
B.	Less payment made with SIPC-6 filed (exclude interest)	(0)
	_______ Date Paid	
C.	Less prior overpayment applied	(22)
D.	Assessment balance due or (overpayment)	(22)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(22)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$0
H.	Overpayment carried forward	$(22)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RSG Capital Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ____ day of January , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2014 and ending December 31, 2014
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$737316
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	737316
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	720046
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31448
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	751494
2d. SIPC Net Operating Revenues	$-14178
2e. General Assessment @ .0025	$0

(to page 1, line 2.A.)